+1 617 526 6000 (t)

+1 617 526 5000 (f)

FOIA CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83

The entity requesting confidential treatment is:

Decibel Therapeutics, Inc.

1325 Boylston Street, Suite 500

Boston, Massachusetts 02215

Attn: Laurence Reid, Ph.D.

President and Chief Executive Officer

(617) 370-8701

January 27, 2021

VIA EDGAR SUBMISSION AND SECURE FILE TRANSFER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:      Jason Drory

Jeffrey Gabor

Ibolya Ignat

Jeanne Baker

Re:	Decibel Therapeutics, Inc.

Registration Statement on Form S-1

Filed January 22, 2021

File No. 333-252347

Ladies and Gentlemen:

On behalf of Decibel Therapeutics, Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 10 contained in the letter dated January 7, 2021 from the staff (the “Staff”) of the Office of Life Sciences in the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Confidential Draft Registration Statement on Form S-1 (File No. 377-03877), submitted by the Company to the Commission on December 11, 2020. Such Confidential Draft Registration Statement has been updated by the Company as reflected in the registration statement referenced above (File No. 333-252347), which was publicly filed by the Company on January 22, 2021 (the “Registration Statement”). The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

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U.S. Securities and Exchange Commission

January 27, 2021

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s determinations of the fair value of the common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuations of the Company’s common stock leading up to the Company’s initial public offering (“IPO”) and the estimated offering price for shares of the Company’s common stock in the IPO. On October 30, 2020, the Company effected a one-for-ten reverse stock split (the “2020 Reverse Stock Split”), and, prior to the effectiveness of the Registration Statement, the Company intends to implement another reverse stock split (the “IPO Reverse Stock Split”).

For purposes of this letter, we have presented all per share amounts after giving effect to the 2020 Reverse Stock Split but without giving effect to the IPO Reverse Stock Split to be consistent with the current presentation in the Registration Statement.

Determining the Fair Value of Common Stock Prior to the IPO

As disclosed in the Registration Statement, given the absence of an active market for the Company’s common stock to date, the fair values of the shares of common stock underlying its stock-based awards have been determined on each grant date by the Board of Directors of the Company (the “Board”), with input from management, considering the Company’s most recently available third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the grant date.

Valuation Methodologies

As disclosed in the Registration Statement, the independent third-party valuations of the Company’s common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Valuations of the Company’s common stock were performed in May 2018, June 2019, October 2020, November 2020 and December 2020. The valuation in May 2018 was performed using the Option Pricing Method (“OPM”) and the valuations in June 2019, October 2020, November 2020 and December 2020 were performed using a hybrid of the probability-weighted expected returns method (“PWERM”) and the OPM.

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January 27, 2021

Under the PWERM, the value of an enterprise and its underlying common stock are estimated based on an analysis of future values for the enterprise, assuming various outcomes. The value of the common stock is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes and the rights of each class of equity. The future values of the common stock under the various outcomes are discounted back to the valuation date at an appropriate risk-adjusted discount rate and then probability weighted to determine the value for the common stock. A discount for lack of marketability is then applied to the common stock to account for the lack of an active public market for the common stock.

The OPM treats the common stock and each class of preferred stock as call options on the enterprise’s equity value, with exercise prices based on the liquidation preferences of the preferred stock. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preferences of the preferred stock at the time of a liquidity event, such as a strategic sale or merger. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the liquidation preference of the preferred stock is paid. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock. The Black-Scholes option pricing model is used to price the call option, and the model includes assumptions for the time to liquidity and the volatility of equity value. Certain of the third-party valuation reports also used the OPM backsolve approach to estimate enterprise value under the OPM. The OPM backsolve approach uses the OPM to calculate the implied equity value based on recent sales of Company securities. For the OPM, the third-party valuation reports assumed a volatility factor based on the historical trading volatility of publicly traded peer companies. At each valuation date, the third-party valuation reports determined the appropriate volatility to be used, considering such factors as the Company’s expected time to a liquidity event and its stage of development.

The hybrid method is a blend of the PWERM and OPM, estimating the probability-weighted value across multiple scenarios and then using the OPM to estimate the allocation of value within one or more of those scenarios. When using the hybrid method, the valuations assumed three scenarios: an early IPO scenario, a late IPO scenario and a remain-private scenario. The IPO scenarios reflect an exit or liquidity event by means of a sale of common stock to the public where the estimated IPO price is based, in part, on a review of recent IPO information of

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January 27, 2021

comparable public companies at a similar stage to the Company at the time of their IPO. The comparable IPO companies considered for these scenarios consisted of biopharmaceutical companies at various stages of development ranging from discovery stage to completion of early-stage clinical trials. Additional comparable IPO companies at similar product development stages in the broader biopharmaceutical industry were also considered. The third-party valuations converted the estimated future value in an IPO to present value using a risk-adjusted discount rate. The equity value for the remain-private scenario was estimated using the discounted cash flow method or by back-solving to the price of recently issued preferred stock. In the remain-private scenario, value was allocated to the Company’s equity securities using the OPM. In the OPM, volatility is estimated based on the trading histories of selected guideline public companies, which are publicly traded companies with financial and operating characteristics deemed to be similar to the Company. The relative probability of each scenario was determined based on an assessment of then-current market conditions and expectations as to timing and likely prospects for the future liquidity event scenarios. A discount for lack of marketability was also applied to the common stock to account for the lack of access to an active public market for the common stock.

In each third-party valuation report, the probability of future liquidity event scenarios for the Company were assessed and adjusted based on developments in the Company’s business since the preceding third-party valuation report.

Common Stock Valuations and Stock Option Grants

Since January 1, 2019, the Company has granted stock options during the following periods at the per share exercise prices indicated:

Grant Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options	Per Share Fair Value of Common Stock on Grant Date
April - June 2019	183,849	$4.90	$4.90
July 30, 2019	83,650	$4.20	$4.20
December 8, 2020	14,089,661	$0.83	$0.83
December 31, 2020	153,825	$1.10	$1.10

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January 27, 2021

April, May and June 2019 Stock Option Grants

In April, May and June 2019, the Company granted options to purchase an aggregate of 183,849 shares of common stock at an exercise price of $4.90 per share. The Board determined that the fair value per share at the time of the grants was $4.90 based in part on an independent third-party valuation that set the fair value of the Company’s common stock at $4.90 per share as of May 25, 2018.

The third-party valuation as of May 25, 2018 was calculated using an OPM backsolve calculation that was based on an implied equity value of the Company derived from the $2.00 per share price for the Company’s Series C preferred stock sold to existing and new investors in the Company’s Series C financing in May 2018. The value of the common stock was then adjusted by applying a discount for lack of marketability (“DLOM”) of 40.0%.

In connection with determining the fair value per share of the Company’s common stock at the time of the stock option grants in April, May and June 2019, the Board considered this third-party valuation as well as developments in the Company’s business between May 25, 2018 and each respective grant date and determined that there were no developments that warranted a change in the fair value of the Company’s common stock.

July 2019 Stock Option Grants

On July 30, 2019, the Company granted options to purchase an aggregate of 83,650 shares of common stock at an exercise price of $4.20 per share. The Board determined that the fair value per share at the time of the grants was $4.20 based in part on an independent third-party valuation that set the fair value of the Company’s common stock at $4.20 per share as of June 30, 2019.

The principal factor contributing to the decrease in the fair value of the common stock reflected in the May 2018 third-party valuation report as compared to the June 30, 2019 third-party valuation report was the change in the valuation methodology used in the third-party reports, including a decrease in the DLOM.

The third-party valuation as of June 30, 2019 was calculated using the hybrid method, which computed probability-weighted value across three scenarios: an “early” IPO scenario, a “late” IPO scenario and a remain-private scenario, which is calculated using the OPM. The fair value of the common stock was estimated using the following probability weightings: a 15% probability of an “early” IPO, a 10% probability for a “late” IPO and a 75% probability of remaining private. The probabilities assigned to each scenario were based on management’s estimates and assumed (1) an “early” IPO occurring by the first quarter of 2020, (2) a “late” IPO occurring in the end of 2020 and (3) two years to a liquidity event other than an IPO. The Company did not have any formal plans to proceed with an IPO at the time of the June 30, 2019 valuation.

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January 27, 2021

The values of the Company’s common stock in the IPO scenarios were based on an estimated pre-money valuation at the time of an IPO, which was calculated by the Company’s management based on comparable publicly traded companies in the biopharmaceutical industry and recently completed initial public offerings, and the estimated times to an IPO. The future IPO values were converted to a present value using a discount rate of 35.0% based on the cost of equity of comparable publicly traded companies in the biopharmaceutical industry. The value of the Company’s common stock in the remain-private scenario was calculated using a discounted cash flow method that estimated the present value of future cash flows after adjusting for the probability of technical success. The value of the common stock was then adjusted by applying a DLOM of 15.0% for the “early” IPO scenario, 25.0% for a “late” IPO scenario and 35.0% for the remain-private scenario.

In connection with determining the fair value per share of the Company’s common stock at the time of the stock option grants in July 2019, the Board considered this third-party valuation as well as developments in the Company’s business between June 30, 2019 and the July 2019 grant date and determined that there were no developments that warranted a change in the fair value of the Company’s common stock.

December 8, 2020 Stock Option Grants

On December 8, 2020, the Company granted options to purchase an aggregate of 14,089,661 shares of common stock at an exercise price of $0.83 per share. The Board determined that the fair value per share at the time of the grants was $0.83 based in part on an independent third-party valuation that set the fair value of the Company’s common stock at $0.83 per share as of November 12, 2020.

The decrease in the fair value of the common stock reflected in the November 12, 2020 third-party valuation report as compared to the June 30, 2019 third-party valuation report reflected significant changes to the Company’s business since June 2019. In late 2019, in light of the Company’s inability to obtain financing and the status of the Company’s pipeline programs, the Company determined to focus and reprioritize its resources on gene therapy programs for hearing and balance disorders and to eliminate its research efforts on other discovery programs for hearing loss. In January 2020, key members of the Company’s management, including its

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January 27, 2021

Chief Executive Officer, resigned from the Company, and in January and May 2020, the Company conducted a reduction in force that included 45 full-time employees, which represented approximately 52% of its full-time employee workforce and eliminated certain of its research efforts and programs. During this period, the Company continued to conduct its clinical trial of DB-020 but the COVID-19 pandemic caused a pause in enrollment in the clinical trial of DB-020 in the second and third quarters of 2020. During 2020, the Company explored various strategic and financing alternatives and as of September 30, 2020, the Company had cash and cash equivalents of $5.2 million.

On November 2, 2020, the Company entered into a stock purchase agreement with existing and new investors providing for the issuance and sale of the Company’s Series D preferred Stock at a price of $1.7265 per share, reflecting a significant down round, including $54.8 million of shares of Series D preferred stock upon the signing of the stock purchase agreement and an additional $27.4 million of Series D preferred stock (the “Series D Second Tranche”) upon the achievement of the dosing of the first patient in the Company’s planned Phase 1 clinical trial of DB-OTO (the “Milestone”) or the waiver of the achievement of such Milestone. In connection with the financing, the liquidation preferences for the Company’s Series A preferred stock, Series B preferred stock and Series C preferred stock were adjusted to equal 52% of their respective values prior to the issuance of the Series D preferred stock, and the conversion prices for those series of preferred Stock were adjusted such that following the closing of the first tranche of the Series D financing, each share of Series A preferred stock became convertible into approximately 0.34130 shares of common stock instead of 0.1 shares of common stock prior to the Series D financing, and each share of Series B preferred stock and Series C preferred stock became convertible into approximately 0.41946 shares of common stock instead of 0.1 shares of common stock prior to the Series D financing. Each share of Series D preferred stock is convertible into one share of common stock.

As a result of the change in strategic focus and need for external financing, in late 2019 the Company determined not to grant equity awards to any employees or consultants until the Company’s strategic direction was determined and the Company raised external funds. Following the closing of the Series D financing and the preparation of an independent third-party valuation as of November 12, 2020 reflecting the Series D financing and the related adjustments to the existing series of preferred stock as well as the changes that had occurred to the Company’s business since the last grant of stock options in July 2019, the Board granted options to employees and consultants who had first joined the Company since the last grant of stock options in July 2019 and to employees and consultants whose prior grants had been significantly diluted as a result of the Series D financing and the related conversion price adjustments.

U.S. Securities and Exchange Commission

January 27, 2021

The third-party valuation as of November 12, 2020 was calculated using the hybrid method, which computed probability-weighted value across three scenarios: an “early” IPO scenario, a “late” IPO scenario and a remain-private scenario. The fair value of the common stock was estimated using the following probability weightings: a 25% probability of an “early” IPO, a 20% probability of a “late” IPO and a 55% probability of remaining private. The values of the Company’s common stock in the IPO scenarios were based on an estimated pre-money valuation at the time of an IPO, which was calculated by the Company’s management based on comparable publicly traded companies in the biopharmaceutical industry and recently completed initial public offerings, and the estimated times to an IPO. The future IPO values were converted to a present value using a discount rate of 35.0% based on the cost of equity of comparable publicly traded companies in the biopharmaceutical industry. The probabilities assigned to each of the scenarios were based on management’s estimates and assumed (1) an “early” IPO occurring by May 15, 2021, (2) a “late” IPO occurring by June 30, 2022 and (3) 1.9 years to a liquidity event other than an IPO. These probabilities were informed by the fact that the Company had held an organizational meeting for its IPO on November 12, 2020 and had gained more clarity and more certainty on the achievement of an IPO liquidity event. The value of the Company’s common stock in the remain-private scenario was calculated using the OPM. The value of the common stock was then adjusted by applying a DLOM of 15.0% for the “early” IPO scenario, 25.0% for a “late” IPO scenario and 30.0% for the remain-private scenario.

In connection with determining the fair value per share of the Company’s common stock at the time of the stock option grants on December 8, 2020, the Board considered this third-party valuation and that in preparing the valuation the third party was aware that the Company had held its organizational meeting for the Company’s initial public offering on November 12, 2020, and determined that the probability of an IPO had not meaningfully increased since November 12, 2020 and there were no other developments in the Company’s business between November 12, 2020 and the December 8, 2020 grant date that warranted a change in the fair value of the Company’s common stock.

December 31, 2020 Stock Option Grants

On December 31, 2020, the Company granted options to purchase an aggregate of 153,825 shares of common stock at an exercise price of $1.10 per share. The Board determined that the fair value per share at the time of the grants was $1.10 based in part on an independent third-party valuation that set the fair value of the common stock at $1.10 per share as of December 11, 2020.

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January 27, 2021

The principal factor contributing to the increase in the fair value of the common stock reflected in the December 11, 2020 valuation as compared to the November 12, 2020 valuation was the increase in the overall probability of an IPO following the confidential submission of the Company’s Draft Registration Statement on Form S-1 for its IPO on December 11, 2020.

The third-party valuation as of December 11, 2020 was calculated using the hybrid method, which computed probability-weighted value across three scenarios: an “early” IPO scenario, a “late” IPO scenario and a remain-private scenario. The fair values of the common stock were estimated using the following probability weightings: a 35% probability of an “early” IPO, a 20% probability of a “late” IPO and a 45% probability of remaining private. The values of the Company’s common stock in the IPO scenarios were based on an estimated pre-money valuation at the time of an IPO, which was calculated by the Company’s management based on comparable publicly traded companies in the biopharmaceutical industry and recently completed initial public offerings, and the estimated times to an IPO. The future IPO values were converted to a present value using a discount rate of 35.0% based on the cost of equity of comparable publicly traded companies in the biopharmaceutical industry. The probabilities assigned to each scenario were based on management’s estimates and assumed (1) an “early” IPO occurring by March 31, 2021, (2) a “late” IPO occurring by June 30, 2022 and (3) 1.8 years to a liquidity event other than an IPO. These probabilities were informed by the fact that the Company had confidentially submitted its Draft Registration Statement on Form S-1 for its IPO on December 11, 2020. The value of the Company’s common stock in the remain-private scenario was calculated using the OPM. The value of the common stock was then adjusted by applying a DLOM of 12.5% for the “early” IPO scenario, 25.0% for a “late” IPO scenario and 25.0% for the remain-private scenario.

In connection with determining the fair value per share of the Company’s common stock at the time of the stock option grants on December 31, 2020, the Board considered this third-party valuation as well as the status of the planned IPO and determined that there were no developments in the Company’s business between December 11, 2020 and the December 31, 2020 grant date that warranted a change in the fair value of the Company’s common stock.

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January 27, 2021

Preliminary IPO Price Range

Rule 83 Confidential Treatment Request by Decibel Therapeutics, Inc.

Request #1

The Company has taken into consideration guidance and market data from the representatives of the underwriters for the IPO that were presented to and reviewed by the Board and management on January 20, 2021. To provide further information for the Staff’s consideration, the Company advises the Staff that the Company currently anticipates a price range of approximately $[**] to $[**] per share (the “Preliminary Price Range”) for its IPO, before giving effect to the IPO Reverse Stock Split that the Company intends to implement prior to the effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Decibel Therapeutics, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Laurence Reid, President and Chief Executive Officer, Decibel Therapeutics, Inc., 1325 Boylston Street, Suite 500, Boston, Massachusetts 02215, (617) 370-8701, before it permits any disclosure of the double-underlined and highlighted information in Request #1.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and representatives of the underwriters. Prior to January 20, 2021, the Company and underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

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January 27, 2021

•	recent performance of initial public offerings of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

Rule 83 Confidential Treatment Request by Decibel Therapeutics, Inc.

Request #2

The Company believes that the difference between the fair value of its common stock of $1.10 per share as of December 31, 2020, the date of the Company’s most recent determination of the fair value of its common stock, and the Preliminary Price Range of $[**] to $[**] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to December 31, 2020:

Decibel Therapeutics, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Laurence Reid, President and Chief Executive Officer, Decibel Therapeutics, Inc., 1325 Boylston Street, Suite 500, Boston, Massachusetts 02215, (617) 370-8701, before it permits any disclosure of the double-underlined and highlighted information in Request #2.

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential other outcomes that would result in a lower valuation of the Company’s common stock than in the IPO scenario.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created, and therefore excludes any discount for present value or lack of marketability of the Company’s common stock. In contrast, in the third-party valuation as of December 11, 2020 that the Board considered in determining the fair value of the Company’s common stock as of December 31, 2020, the value of the common stock in the IPO scenario was converted to a present value using a discount rate of 35.0% and a DLOM for each of the scenarios. If the December 11, 2020 valuation had used a DLOM of 0%, the fair value of the common stock would have been $1.33 per share.

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January 27, 2021

•

In January 2021, the requisite Series D preferred stock investors waived the condition to achieve the Milestone for the closing of the Series D Second Tranche, and the Board set a closing date of February 5, 2021. As a result, the Preliminary Price Range assumes that the second tranche of the Series D financing will be consummated on or prior to February 5, 2021 and that the Company’s cash resources as of the time of the IPO will include an additional $27.4 million in gross proceeds the Company will receive from the sale of Series D preferred stock in the closing of the Series D Second Tranche.

•

The Preliminary Price Range necessarily assumes that all of the Company’s preferred stock has converted into common stock in connection with the IPO. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•	Since December 31, 2020, the date of the Company’s most recent determination of the fair value of its common stock, the Company has taken several steps towards the completion of an IPO, including:

•	in January 2021, the Company held “testing-the-waters” meetings at which the Company received positive feedback from potential investors; and

•	on January 22, 2021, the Company publicly filed its Registration Statement with the Commission.

•

Since December 31, 2020, the date of the Company’s most recent determination of the fair value of its common stock, the Company also made further progress in the advancement of its clinical programs and the execution of its business strategies.

•

The proceeds of a successful initial public offering, in addition to the proceeds of the second tranche of the Series D preferred stock financing, would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with more ready access to the public company equity markets.

•	Recent market data suggested potentially favorable market conditions for companies similar to the Company for pursuing and completing initial public offerings.

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January 27, 2021

The Company respectfully submits that the difference between the latest valuation of the Company’s common stock and the Preliminary Price Range is reasonable and appropriate for the reasons described herein and in the Registration Statement. The Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement.

The Company respectfully requests that the Staff either destroy or return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663. Thank you for your assistance.

Very truly yours,

/s/ Stuart M. Falber

Stuart M. Falber

cc:	Laurence Reid, Decibel Therapeutics, Inc.

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549